SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Diversified Healthcare Trust
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)

25525P107
(CUSIP Number)

D. E. Shaw & Co., L.P. Attn: Legal & Compliance Department
1166 Avenue of the Americas, 9th Floor
New York, New York 10036
(212) 478-0000 Copies to: Eleazer Klein, Esq. Adriana Schwartz, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2023
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

-----------------------------

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON D. E. SHAW GALVANIC PORTFOLIOS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,768,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,768,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,768,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON D. E. SHAW MANAGER II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,768,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,768,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,768,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON D. E. SHAW ADVISER II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,768,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,768,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,768,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON D. E. SHAW & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,768,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,768,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,768,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON D. E. SHAW & CO., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,768,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,768,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,768,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON DAVID E. SHAW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,768,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,768,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,768,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 8 of 11 Pages

Introductory Note

This Amendment No. 2 to Schedule 13D is filed by and on behalf of each of the Reporting Persons to amend and supplement the Schedule 13D related to the Common Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), of Diversified Healthcare Trust, a Maryland real estate investment trust (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 12, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 18, 2023 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	IDENTITY AND BACKGROUND

Item 2(d), (e) of the Schedule 13D is hereby amended and restated as follows:

(d) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On September 29, 2023, the SEC issued a settled order finding that language in certain employment-related agreements used by DESCO LP raised impediments to employees’ participation in the SEC’s whistleblower program in violation of Exchange Act Rule 21F-17(a). In the order, DESCO LP, without admitting or denying the findings, agreed to a censure, to cease-and-desist from committing or causing any violations and any future violations of Rule 21F-17(a), and to pay a $10 million penalty. The SEC’s order acknowledged that DESCO LP took a number of steps dating back to 2017 to affirm employees’ whistleblowing rights, including by sending a firmwide email emphasizing those rights and adding specific whistleblower protection language to the firm’s policy materials; however, similar whistleblower protection language was not included directly in DESCO LP’s employment agreements until April 2019 or in its form of separation release until June 2023. DESCO LP remediated the relevant language in all applicable employment-related agreements prior to the issuance of the SEC’s order. Except with respect to the matter described above, no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

In acquiring 13,768,926 Shares, Galvanic Portfolios expended approximately $11,215,376 (excluding commissions) of its working capital.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), (b) of the Schedule 13D is hereby amended and restated as follows:

(a), (b) Based upon the Issuer’s Form 10-Q filed with the SEC on August 1, 2023, there were 239,786,763 Shares issued and outstanding of the Issuer as of July 27, 2023. The 13,768,926 Shares beneficially owned by Galvanic Portfolios (the “Subject Shares”) represent approximately 5.7% of the Shares issued and outstanding.

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 9 of 11 Pages

Manager II, as the manager of Galvanic Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Adviser II, as the investment adviser of Galvanic Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. DESCO LLC, as the managing member of Manager II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. DESCO LP, as the managing member of Adviser II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. On October 5, 2023, the Reporting Persons beneficially owned 5.7% of the Shares issued and outstanding. None of Manager II, Adviser II, DESCO LLC, or DESCO LP owns any of the Subject Shares directly, and each of Manager II, Adviser II, DESCO LLC, and DESCO LP disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member of Adviser II, which in turn is the investment adviser of Galvanic Portfolios, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Manager II, which in turn is the manager of Galvanic Portfolios, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of October 5, 2023, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Shares other than those set forth in Item 5.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c) The trading dates, number of Shares purchased or sold, and the price per Share for all transactions by the Reporting Persons in the Shares from August 6, 2023 through October 5, 2023, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
Galvanic Portfolios	08/07/2023	$3.0021[2]	(8,100)
Galvanic Portfolios	08/08/2023	$3.1617[3]	(347,744)
Galvanic Portfolios	08/09/2023	$3.0503[4]	(65,137)
Galvanic Portfolios	08/10/2023	$3.0908[5]	(135,356)
Galvanic Portfolios	10/03/2023	$1.8047[6]	162,000
Galvanic Portfolios	10/04/2023	$1.8647[7]	148,000
Galvanic Portfolios	10/05/2023	$1.8844[8]	3,700

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Galvanic Portfolios holds an aggregate principal amount of $30,750,000 of the Issuer’s 5.625% Senior Notes due 2042, $20,130,000 of the Issuer’s 4.75% Senior Notes due 2024, and $16,996,000 of the Issuer’s 9.75% Senior Notes due 2025 (collectively, the “Bonds”). These Bonds do not give the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such Bonds.

________________________

1 Where weighted average price is used for the reported transactions, the Reporting Persons undertake to provide upon request by the SEC, full information regarding the number of shares purchased or sold at each separate price.

2 A weighted average price based on prices ranging from $3.0000 to $3.0100.

3 A weighted average price based on prices ranging from $3.0100 to $3.2900.

4 A weighted average price based on prices ranging from $3.0000 to $3.2100.

5 A weighted average price based on prices ranging from $3.0000 to $3.1400.

6 A weighted average price based on prices ranging from $1.7700 to $1.8162.

7 A weighted average price based on prices ranging from $1.7800 to $1.8950.

8 A weighted average price based on prices ranging from $1.8500 to $1.9123.

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 10 of 11 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1:	Joint Filing Agreement, by and among the Reporting Persons, dated June 12, 2023 (incorporated by reference to the Schedule 13D filed on June 12, 2023).
Exhibit 2:	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated March 1, 2017.
Exhibit 3:	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated March 1, 2017.
Exhibit 4:	Presentation (incorporated herein by reference to the Form PX14A6G filed by certain of the Reporting Persons with the SEC on July 14, 2023).

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 2 and 3 and incorporated herein by reference.

Dated: October 5, 2023

D. E. Shaw Galvanic Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Manager II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Adviser II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw

Exhibit 2

POWER OF ATTORNEY

FOR CERTAIN REGULATORY FILINGS

INCLUDING CERTAIN FILINGS

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AND THE INVESTMENT ADVISERS ACT OF 1940

I, David E. Shaw, hereby make, constitute, and appoint each of:

Edward Fishman,

Julius Gaudio,

Martin Lebwohl,

Maximilian Stone,

David Sweet,

Nathan Thomas, and

Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, (i) executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L.P. and general partner, managing member, or manager of other entities, any of which in turn may be acting for itself or other entities) all documents, certificates, instruments, statements, other filings, and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with any registration or regulatory disclosure requirements and/or ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Form ADV, Forms 3, 4, 5, and 13F, and Schedules 13D and 13G required to be filed with the United States Securities and Exchange Commission, and (ii) delivering, furnishing, or filing any such documents to or with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on January 1, 2017, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: March 1, 2017

DAVID E. SHAW, as President of

D. E. Shaw & Co., Inc.

/s/ David E. Shaw

New York, New York

Exhibit 3

POWER OF ATTORNEY

FOR CERTAIN REGULATORY FILINGS

INCLUDING CERTAIN FILINGS

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AND THE INVESTMENT ADVISERS ACT OF 1940

I, David E. Shaw, hereby make, constitute, and appoint each of:

Edward Fishman,

Julius Gaudio,

Martin Lebwohl,

Maximilian Stone,

David Sweet,

Nathan Thomas, and

Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, (i) executing in my name and/or my capacity as President of D. E. Shaw & Co. II, Inc. (acting for itself or as the managing member of D. E. Shaw & Co., L.L.C. and general partner, managing member, or manager of other entities, any of which in turn may be acting for itself or other entities) all documents, certificates, instruments, statements, other filings, and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with any registration or regulatory disclosure requirements and/or ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Form ADV, Forms 3, 4, 5, and 13F, and Schedules 13D and 13G required to be filed with the United States Securities and Exchange Commission, and (ii) delivering, furnishing, or filing any such documents to or with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on January 1, 2017, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: March 1, 2017

DAVID E. SHAW, as President of

D. E. Shaw & Co. II, Inc.

/s/ David E. Shaw

New York, New York